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Kathleen Werner
Partner

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DIRECT FAX +1 212 878 8375
kathleen.werner@cliffordchance.com
September 15, 2006
VIA EDGAR AND BY FEDERAL EXPRESS
Ms. Elaine Wolff
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Corporate Property Associates 14 Incorporated CPA:14 Holdings Inc. Registration Statement on Form S-4 Filed July 25, 2006 File No. 333-136031
Dear : Ms. Wolff:
On behalf of our clients, Corporate Property Associates 14 Incorporated, a Maryland corporation and CPA:14 Holdings Inc., a Maryland corporation (together, the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), contained on the Staff’s letter dated August 21, 2006 (the “August 21 Letter”), with respect to the Registration Statement (the “Registration Statement”) on Form S-4 (File No. 333-136031) and the joint proxy statement/prospectus, which is a part thereof (the “Prospectus”), filed by the Company on July 25, 2006. The responses to the Staff’s comments are set out in the order in which the comments were set out in the August 21 Letter and are numbered accordingly.
We have enclosed with this letter a marked copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.
General
1.	We note that shareholders will not know which merger structure you will pursue until after voting. We further note that under the alternative merger plan CPA:14 holders will have appraisal rights that they do not enjoy under the primary plan.
•	In the event that you elect to pursue the alternative merger, please tell us why you should not be required to re-solicit shareholder approval.

Ms. Elaine Wolff	Page 2
September 15, 2006
     The Company does not believe that CPA®:12 or CPA®:14 should be required to re-solicit stockholder approval if the alternative merger is pursued because the decision of whether the alternative merger is pursued is determined solely by the elections of the stockholders of CPA®:12 and is not a discretionary matter for the management of CPA®:12 or CPA®:14. The merger agreement (Section 1.5) provides that the alternate merger will be consummated only if counsel for CPA®:12 and CPA®: 14 cannot opine that the merger will not be taxable to those CPA®:12 stockholders who elect to receive shares of common stock of CPA®:14. So long as 60% or less of CPA®:12’s stockholders elect cash in the merger, the merger will be effectuated under the original structure and CPA®:12 will merge directly with CPA®:14. If more than 60% of CPA®:12’s stockholders elect cash, the merger will be effectuated using the alternative merger structure. By providing for an alternative structure, the Company is seeking to satisfy fully the cash and stock elections made by CPA®:12’s stockholders while preserving the non-taxable nature of the transaction, which the companies believe is an important feature for those who elect stock. Each of CPA®:12 and CPA®:14 is aware that if they were to amend the terms of the merger in a material way or waive a material condition, they may be required by law to re-solicit stockholder approval. Implementation of the alternative merger would not involve such an amendment or waiver.
     All of the material aspects of the alternative merger structure are described in the Prospectus. The alternative merger has no materially different economic or corporate governance impact on stockholders when compared to the original merger. Continuing stockholders will own shares in a holding company that has the same capitalization as CPA®:14, other than a de minimis number of shares that will be issued by CPA®:12 and CPA®:14 in order to maintain their REIT qualification. The charter and bylaws of the holding company will be modeled on CPA®:14’s charter and bylaws. The board of directors of the holding company will be the combined pre-merger boards of CPA®:12 and CPA®:14, as would also be the case if the original merger structure is implemented. While the stockholders of CPA®:14 have appraisal rights in the alternative merger, which they will not have in the original merger, the Company does not believe that appraisal rights will impact a CPA®:14 stockholder’s decision on the merger because a CPA®:14 stockholder has much readier access to liquidity through CPA®:14’s redemption program than such stockholder would have by pursuing an appraisal process through the courts.
     Finally, we note that since it is the elections of stockholders that will determine which structure is used to implement the merger, it would appear to be detrimental to stockholders to delay the implementation of such stockholders’ elections for what could be a period of several months in order to conduct a re-solicitation.
     For the reasons stated above, we do not believe that the Company should be required to re-solicit stockholder approval. We note that the companies’ special Maryland counsel concurs with this analysis as a matter of Maryland law.
•	Also, please provide us with a detailed analysis as to why these two plans should not be presented separately to shareholders for approval.

Ms. Elaine Wolff	Page 3
September 15, 2006
     The alternative merger should not be presented separately because it is not a separate matter to be acted upon. The merger agreement presented to the CPA®:12 and CPA®:14 stockholders sets forth the circumstances under which either the merger or the alternate merger will be pursued. The regular merger and the alternative merger are different ways of implementing the same proposal for a merger of CPA®:12 and CPA®:14 in which CPA®:12’s stockholders may elect to receive cash or stock, without limitation, in a transaction that is intended to be non-taxable for CPA®:14’s stockholders and CPA®:12’s stockholders who elect to receive stock in the merger. As described above, there is no material economic or governance difference to stockholders as between the original and alternative merger structures. Which structure is used to implement the proposal will be determined by CPA®:12 stockholder elections. The facts that will be used to make that determination are objective and fully disclosed in the Prospectus — if 60% or less of CPA®:12’s stockholders elect cash, the original structure will be used, if more than 60% elect cash the alternative structure will be used.
     Stockholders do not have the right to choose between the structures. The merger agreement provides that the original merger structure will be implemented unless it will not be a tax deferred transaction as a result of a large percentage of cash elections. The Company believes that presenting the alternative merger as a separate proposal would be confusing and misleading because it suggests that stockholders can choose to have the merger implemented by either structure. Since there is no material difference in their rights as between the structures, it will not be clear why management is seeking approval for two different merger structures when, under the merger agreement, the only basis for the Company to implement one structure versus the other is the tax treatment of the merger, which is based on the percentage of cash elections. We note that the companies’ special Maryland counsel concurs with this analysis as a matter of Maryland law
2.	Please provide us with copies of any materials presented to CPA:12 and CPA:14 boards in connection with the fairness opinions referred to on pages 16 and 17.
     In response to the Staff’s comment, copies of the materials presented to CPA®:12 and CPA®:14 boards in connection with the fairness opinions have been sent to the Securities and Exchange Commission under separate cover letters prior to the date of this letter.
Registration Cover Page
3.	Refer to note (2) to your fee table. It is unclear why you are relying on Rule 457(c) in view of the fact that there is no established trading market for CPA:14. Please advise or revise.
     In response to the Staff’s comment, reference to Rule 457(c) has been omitted from the Registration Statement cover page.

Ms. Elaine Wolff	Page 4
September 15, 2006
Prospectus Cover Page
4.	On the cover page, please provide the following additional disclosure:
•	quantify total consideration to be paid for CPA:12 by CPA:14;

•	disclose that the value of CPA:14 shares and disclose that the value of each of CPA:12 and CPA:14 were determined based on the net asset values;

•	disclose the cash-election threshold beyond which the alternative merger would be pursued;

•	quantify the total value of the special cash distribution to CPA:12 holders and disclose that the distribution will come from proceeds of the asset sale to W.P. Carey;

•	disclose that W.P. Carey and its affiliates advise CPA:12 and CPA:14 and that W.P. Carey will receive from CPA:12 a fee of $48,844,000 upon closing.
     In response to the Staff’s comment, the requested disclosures have been added on the Prospectus cover page.
5.	Please revise your disclosure to make it clear that failing to vote might also result in your inability to generate a quorum, which is not the same as voting against the proposals.
     In response to the Staff’s comment, the Company has revised the disclosure as requested on the cover page of the Prospectus.
6.	Please revise the cross-reference to the risk factors section so that it is highlighted in a manner other than all capitals.
     In response to the Staff’s comment, the cross-reference to the risk factors section on the cover page of the Prospectus now appears in boldfaced type.
Question and Answers..., page 1
7.	Please eliminate the substantial overlap between the Q&A sections and the summary. Also, where necessary, please revise the Q&A related to CPA:14 to reflect your responses to comments on the Q&A related to CPA:12.
     In response to the Staff’s comment, the Q&A sections have been revised to reduce the overlap with the summary.

Ms. Elaine Wolff	Page 5
September 15, 2006
How was the value of the CPA:12 shares determined?, page 3
8.	Please revise to disclose that the net asset value per share of the properties not sold to W.P. Carey was $9.90 and that the $10.30 includes $0.40 per share from the asset sale that is not being distributed in cash.
     In response to the Staff’s comment, the requested disclosure has been added on page 2.
If a CPA:12 stockholder elects..., page 3
9.	Where relevant, please include a distribution table supporting the yield projections contained in this Q&A. Also, please make it clear that you cannot guarantee distributions of a specific amount or at all. Finally, please remove references to the yield based on a $7.00 investment or tell us how this information is material to investors. It appears to us that the yield calculation should be based only on the original investment.
     The Company believes that presenting the yield based on $7.00 per share is relevant because the stockholders will receive a $3.00 distribution from the sale of assets which were acquired with the proceeds of their initial investment of $10.00 per share. The $3.00 distribution to stockholders represents the proceeds of the partial liquidation of CPA®:12’s assets, as distinguished from regular quarterly distributions and, therefore, the Company believes it is appropriate to treat the $3.00 distribution as a reduction of the CPA®:12 stockholders’ original investment. The Company believes that disclosure of the yield based on the net asset value per share of CPA®:12 shares is also useful information and the Company has included this information on page 3.
What right do I have if I oppose..., page 5
10.	Please describe the timing and notice limitations described on page 183. Also, in the case of CPA:14, please explain how shareholders will be able to exercise dissenter’s rights once the parties settle on a merger scheme since this will occur only after the vote.
     In response to the Staff’s comment, the requested disclosure has been added on pages 4 and 5.
What vote of the CPA:12 stockholders..., page 5
11.	If true, please clarify that a majority of outstanding shares entitled to vote is required for passage of these proposals.
     In response to the Staff’s comment, the requested clarification has been added on the Prospectus cover page and pages 5, 8, 95 and 97.

Ms. Elaine Wolff	Page 6
September 15, 2006
Who will pay the cost..., page 6
12.	Please disclose the total estimated cost of the solicitation and describe briefly the circumstances under which W.P. Carey will pay the costs.
     In response to the Staff’s comment, the requested disclosure has been added on pages 5, and 9.
Summary, page 11
13.	With regard to the debt to be assumed by W.P. Carey, please discuss briefly when it was incurred and what the proceeds were used for. Highlight any proceeds used for the benefit of W.P. Carey or its affiliates.
     In response to the Staff’s comment, disclosure has been added on the Prospectus cover page and elsewhere throughout the Prospectus stating that the debt is third party mortgage debt that was incurred to finance the acquisitions of the properties at the time of such acquisitions or to refinance such original third party mortgage debt, and was not incurred in contemplation of the transactions.
14.	We note from page 29 that, under certain circumstances, one party to this merger may have to pay for the other party’s “out of pocket” expenses. Please summarize those provisions here and disclose the total potential liability of $2.76 million to CPA:12 and $1.76 million to CPA:14.
     In response to the Staff’s comment, the requested disclosure has been added on page 20.
15.	Where relevant, please make it clear that ongoing distributions, prior to closing, for CPA:12 shareholders are generally limited to $0.2087 per share, while ongoing distributions to CPA:14 holders are not expressly limited. Refer to Article III of the merger agreement.
     In response to the Staff’s comment, the requested disclosure has been added on page 19.
The Merger and the CPA:12 Asset Sale, page 13
16.	Please balance the disclosure of the benefits of the transaction to each of the entities with disclosure immediately following that lists the detriments in the same bullet point fashion.
     In response to the Staff’s comment, the requested disclosures have been added on pages 12 and 13.
17.	Please indicate whether the asset sale to W.P. Carey is based on the December 2005 appraisals and explain briefly why more current appraisals were not solicited.

Ms. Elaine Wolff	Page 7
September 15, 2006
     In response to the Staff’s comment, the requested disclosure has been added on page 18.
18.	Please explain the basis for your belief that this transaction will result in a stronger CPA:14 balance sheet. Your analysis should take into account the debt you expect to incur through third-party lenders and W.P. Carey. Also, please explain in more detail the basis of your belief that increases to revenue attributable to the acquired properties could enhance stockholder value. In considering this, please discuss the dilutive effect of issuing shares to CPA:12 investors and the impact of increased debt payments on future distributions.
     In response to the Staff’s comment, the requested disclosure has been added on pages 12 and 13.
19.	Please tell us who received the 6,000 shares issued upon formation of the merger subsidiaries.
     Although CPA:14 Acquisition Inc. and CPA:12 Merger Sub Inc. have been formed, the 6,000 shares of common stock of each of these entities have not been issued as of the date of this letter and will not be issued unless and until the parties determine to effect the alternate merger. It is anticipated that such shares of common stock will be issued shortly before the closing of the alternate merger, but only if the alternate merger is to be consummated. If issued, the shares will need to be sold to at least 120 individuals in order to satisfy the share ownership requirements of the REIT rules. The individual purchasers have not yet been identified; however, no individual purchaser will own more than 500 shares and, in the aggregate, the 6,000 shares will represent a de minimis number of the outstanding common stock of CPA®:12 and CPA®:14. The balance of the shares will be held by Holdings.
Risk Factors, page 16
20.	Please revise to provide a brief summary of the most material risk factors rather than providing a cross-reference to that section.
     In response to the Staff’s comment, a brief summary of the most material risk factors has been added on pages 16 and 17.
Appraisal, page 17
21.	Here and on page 73, please describe the income method of appraisal in more detail, including known drawbacks or limitations.
     In response to the Staff’s comment, the required disclosure has been added on pages 18 and 79.

Ms. Elaine Wolff	Page 8
September 15, 2006
Conflicts of Interest, page 20
22.	Please describe the interrelationships in more detail, including identifying directors who sit (or recently sat) on affiliated entities.
     In response to the Staff’s comment, more detailed disclosure identifying directors who sit (or recently sat) on affiliated entities has been added on pages 22 and 82.
23.	Where relevant, please provide the disclosure required by Item 5 of Schedule 14A.
     As disclosed in the Prospectus, W. P. Carey & Co. LLC (“W. P. Carey”) will earn fees of approximately $48,899,150 from CPA®:12 in connection with transactions contemplated by the merger and the CPA®:12 asset sale and in connection with the termination of certain agreements. There are no other substantial interests, direct or indirect, by security holdings or otherwise, that are required to be disclosed under Item 5 of Schedule 14A.
24.	Please revise to disclose that a liquidation analysis was not conducted nor were third party bids sought.
     In response to the Staff’s comment, disclosure has been added on pages 23, 32 and 86; regarding the fact that third party bids for CPA®:12 were not solicited. The Company notes that CPA®:12 conducted an analysis of various liquidity alternatives, including sales of assets to third parties on a portfolio basis and a property by property basis as described on pages 15 and 48 of the Prospectus.
25.	Please revise here to provide a summary of the basis upon which the fees to W.P. Carey were calculated. In connection with your more detailed discussion on page 75, please quantify the amounts used to calculate the fees. For example, with respect to the termination fee, please disclose the amounts used to represent the appraised value of properties on the termination date, the amount of all indebtedness secured by the properties the total initial investor capital, the preferred return through the termination date, and total dividends paid from inception. Further, we note that in the summary you state that $24,353,732 represents the subordinated disposition fees and earned but unpaid fees and reimbursements but on page 74 you state that this amount represents the subordinated disposition fee. Please reconcile the disclosure and break out the amounts that represent each of the disposition fees, unpaid fees and reimbursements and describe the nature of any unpaid fees.
     In response to the Staff’s comment, additional disclosure has been added on pages 82-84.
26.	With respect to the disposition fee, please revise to disclose that the acquisition services agreement permits the payment of the fee “if the Advisor or an Affiliate provides a substantial amount of the services (as determined by a majority of the Independent

Ms. Elaine Wolff	Page 9
September 15, 2006
Directors) in the sale of the Property.” Please revise to disclose how you determined that W.P. Carey provided a substantial amount of services in the sale of the properties in order to earn the subordinated disposition fee.
     In response to the Staff’s comment, the requested disclosure has been added on pages 82 and 83.
Financial Summary, page 23
27.	Please file a copy of the credit agreement referred to on page 25. Please confirm that you will have in place a definitive agreement prior to seeking effectiveness of this registration statement or include risk factor analysis.
     As indicated in the Prospectus, depending upon the number of stockholders who elect to receive cash, CPA®:14 may need to borrow funds to supplement its own available cash resources to pay the cash consideration. As such, as of the date of this letter, CPA®:14 has entered into a binding commitment with a financial institution for the provision of a $225 million line of credit, which commitment is filed as exhibit 10.3 to the Pre-Effective Amendment No. 1 to the Form S-4 Registration Statement.
     In response to the Staff’s comment, a risk factor analysis pertaining to the credit agreement has been added on page 33.
Corporate Property Associates 14 Incorporated Selected Financial Data, page 24
28.	Please revise to include all of the historical and pro forma per share data as required by Item 3(f) of Form S-4.
     In response to Staff’s comment, we have included the requested disclosure on pages 27 and 28.
Comparative Per Share..., page 26
29. Please revise to include the July 14, 2006 distribution referred to on page 3.
     In response to the Staff’s comment, the date of the special distribution, July 14, 2006 has been added to the distributions table on page 29.
Risk Factors, page 27
30.	We note from page 3 that the annualized yield of CPA:12 investors will go down from 8.27% to 6.5% following the proposed transaction. Please include a risk factor or tell us why the risk is not material.

Ms. Elaine Wolff	Page 10
September 15, 2006
     As reflected in the disclosure added in response to the Staff’s Comment 9, the Company believes that when compared on an equivalent basis and taking into account the return of $3.00 of original invested capital as part of the transactions, yields will increase, and therefore no risk factor disclosure is necessary.
Risks Related to the Merger..., page 27
31.	Please discuss risk related to the right of CPA:14 holders to demand appraisal in the event that the alternative merger structure is pursued.
     In response to the Staff’s comment, a risk factor related to the right of CPA®:14 holders to demand appraisal in the event that the alternative merger structure is pursued has been added on page 34.
The fixed exchange ratio..., page 27
32.	We note your statement that the exchange ratio was determined by CPA:14’s board of directors and CPA:12’s board of directors based upon the appraised value of CPA:12’s assets as of December 31, 2005, other than one CPA:12 asset, which underwent a significant restructuring subsequent to December 31, 2005, and was therefore reappraised. Please revise to discuss the adjustment to CPA:14’s appraised value at December 31, 2005 to reflect the reappraisal of one of CPA:14’s assets or tell us why you have not done so.
     In response to the Staff’s comment, the requested disclosure has been added on page 30.
CPA:12 will engage in only limited..., page 27
33.	Please identify some of the problems that might arise from conducting only limited due diligence.
     In response to the Staff’s comment, the requested disclosure has been added on pages 30, 81 and 82.
The terms of the merger..., page 27
34.	Please revise to omit mitigating language. Also, here or in a separate risk factor please discuss risk related to the fact that CPA:12 did not solicit market bids for its assets and that the price being paid in the merger reflects NAV only as of December 31, 2005. Include a discussion of the risks associated with the failure to conduct a liquidation analysis. Finally, if affiliates of W.P. Carey were involved in negotiating the fee to be paid by CPA:12 to its advisor, please make this clear.
     In response to the Staff’s comment, the Company has deleted the referenced disclosure on page 31. In addition, a risk factor has been added discussing the fact that third party bids were not

Ms. Elaine Wolff	Page 11
September 15, 2006
sought on page 32. The Company notes that CPA®:12 conducted an analysis of various liquidity alternatives, including sales of assets to third parties on a portfolio basis and a property by property basis as described on pages 15 and 48, of the Prospectus. Finally, disclosure has been added to the risk factor “CPA®:12’s advisor will earn significant fees from CPA®:12 in connection with the transactions contemplated by the merger and the CPA®:12 asset sale and the termination of the CPA®:12 advisory agreement and the acquisition services agreement” on page 31 to indicate that the members of the special committee of the board of directors of CPA®:12, who reviewed and approved the fees payable by CPA®:12 to its advisors, are not affiliated with W. P. Carey.
The advisor to CPA:14..., page 28
35.	Please make it clear that the advisor is affiliated with the advisor to CPA:12 and quantify the anticipated increase in fees.
     In response to the Staff’s comment, a statement has been added on page 31, indicating that Carey Asset Management Corp., the advisor to CPA®:14 is a subsidiary of W. P. Carey, the advisor to CPA®:12 under the CPA®:12 Advisory Agreement. In addition, a statement has been added on pages 31 and 84 quantifying the anticipated increase in fees.
CPA:14’s use of corporate-level..., page 29
36.	Please quantify the debt and describe the restrictive covenants in more detail.
     In response to the Staff’s comment, the requested disclosure has been added on page 33.
Risks Related to the Combined..., page 29
The combined company’s net asset value..., page 32
37.	Please revise to more clearly state the risk of an overstatement of NAV by the advisor, whose fees may be tied to such increases.
     In response to the Staff’s comment, the requested clarification has been made on page 36.
The company’s highly-leveraged..., page 33
38.	Please disclose the percentage of the combined company’s revenue that will be tied to such tenants.
     In response to the Staff’s comment, the Company notes that it does not track the percentage of revenues that are tied to the Company’s highly-leveraged tenants because it does not have a specific definition of a highly leveraged tenant and it does not monitor its tenants’ leverage on an ongoing basis. Disclosure to this effect has been provided in the Prospectus on page 37.

Ms. Elaine Wolff	Page 12
September 15, 2006
The combined company’s participation..., page 36
39.	Please estimate total potential liability connected to your joint venture interests.
In response to the Staff’s comment, the requested estimate has been provided on pages 40 and 41.
Payment of fees..., page 36
40.	If true, please indicate that the fees are based on the value of property held or transactions closed and will be paid to the advisor regardless of the performance of the investments.
In response to the Staff’s comment, a clarifying statement has been added on page 41.
Risks Related to an Investment in the Combined..., page 36
41.	If relevant, please discuss risk related to your use of taxable REIT subsidiaries, including the fact that TRSs are not obligated to make distributions to the REIT.
     Neither CPA®:12 nor CPA®:14 uses taxable REIT subsidiaries in their business of owning net leased real estate. While it is possible that a taxable REIT subsidiary may be used in the future, the ownership of net leased real estate does not require or benefit from the use of taxable REIT subsidiaries and, therefore, neither CPA®:12 nor CPA®:14 believe a risk factor related to the lack of a distribution requirement for taxable REIT subsidiaries is relevant.
There is not, and may never be..., page 36
42.	If there is a waiting list for redemptions, please disclose that here.
     In response to the Staff’s comment, the Company confirms that there is no waiting list for redemptions. The Company has added disclosure on pages 41 and 42 to indicate that the board of directors will determine on a quarterly basis whether the combined company will have sufficient excess cash to redeem shares.
There are special considerations..., page 41
43.	Please recast the title to reflect the risk.
     In response to the Staff’s comment, the title has been changed on page 46 to reflect the risk described in this paragraph.
Cautionary Statement..., page 41
44.	Please tell us why it is appropriate to qualify “subsequent” statement by CPA:12 or CPA:14 by the cautionary statement contained in this proxy statement/prospectus.

Ms. Elaine Wolff	Page 13
September 15, 2006
     In response to the Staff’s comment, the paragraph discussing “subsequent” statements by CPA®:12 and CPA®:14 has been deleted.
The Merger and the CPA:12 Asset Sale, page 42
45.	Where relevant, please discuss in more detail how W.P. Carey will set the fees to which it may be eligible upon resale of the CPA:12 assets.
     In response to the Staff’s comment, please note the references to the waiver of subordinated disposition fees by CPA®:14’s advisor for subsequent disposition of the properties acquired by CPA®:14 in the merger on pages 23, 31 and 83. Disclosure relating to the subordinated incentive fee payable to CPA®:14’s advisor from the sale of properties acquired by CPA®:14 in the merger has been added on pages 84 and 85.
46.	Where relevant, please clarify whether CPA:12’s board consisted of a majority of independent directors at the time of the vote on this merger. We note from page 180 that there are currently four CPA:12 directors only two of whom were considered independent at the time of appointment. Moreover, it appears that Mr. Price may not be considered independent due to his relationship with CPA:14.
     In response to the Staff’s comment, the requested clarification has been made on page 52. As noted on page 52, Mr. Price resigned from the board of CPA®:14 prior to any deliberations regarding the merger. Mr. Price satisfies the definitions of “independent” under CPA®:12’s bylaws and the corporate governance rules of the New York Stock Exchange (which are not applicable to CPA®:12, but which CPA®:12 generally seeks to follow).
CPA:12’s Reasons for the Merger..., page 47
47.	Please disclose the date of the board’s determination that the terms of the transaction are at least as fair a the terms that could be achieved in an arm’s length transaction. Also:
•	in the second bullet point on page 48, please explain what “information" you are referring to;

•	in the fifth bullet point, please clarify what you mean by “cash flow stability” and explain the basis for your belief; and

•	in the first bullet point on page 49, please explain what is beneficial about the exchange ratio

In response to the Staff’s comment, requested explanations have been added on pages 53, and 54, respectively.
CPA:14’s Reasons for the Merger, page 51

Ms. Elaine Wolff	Page 14
September 15, 2006
48.	Please explain the basis for your belief that net income and cash flow will increase in 2006 on a combined basis.
     In response to the Staff’s comment, reference to an increase in net income in 2006 on a combined basis has been deleted and disclosure relating to expected increases in contractual rent and interest expense has been added on page 56.
Determination of Exchange Ratio, page 52
49.	We note your disclosure of the appraised values of CPA:12 and CPA:14 common stock as of December 31, 2005 were increased by cash and other current assets and reduced by the amount of debt and other liabilities and were further adjusted due to significant restructuring of assets which was reappraised. Please revise to explain who conducted the adjustments to the third party appraisal firms’ estimates and further explain the nature of the “restructuring” adjustments.
     In response to the Staff’s comment, the requested disclosure has been added on pages 58 and 59.
Special Cash Distribution..., page 53
50.	Please explain briefly why the entire proceeds of the sale of assets to W.P. Carey are not being distributed.
In response to the Staff’s comment, the requested explanation has been added on page 59.
Opinion of Financial Advisor to the Special Committee of CPA:12, page 54
51.	We note the disclosure on page 55 that “Stifel Nicolaus had a limited role in structuring and negotiating the CPA:12 asset sale, the merger the Transaction, the Agreement for Sale and Purchase, the Agreement and Plan of Merger and the Representation Letter.” Please revise to disclose the nature of such role.
In response to the Staff’s comment, the requested disclosure has been added on page 61.
52.	On page 56, please clarify the dates of the third-party appraisals of NAV for CPA:12 and CPA:14. Where relevant, describe in detail the role of W.P. Carey or its affiliates in setting these values, including the financial forecasts relied on by Stifel Nicolaus.
     In response to the Staff’s comment, the requested clarification has been added on page 62 and details regarding the role of W. P. Carey or its affiliates in setting the net asset values, including financial forecasts relied on by Stifel Nicolaus has been added on pages 62 and 63.
53.	Where applicable, please disclose the number of outstanding shares upon which Stifel Nicolaus’ opinion is based. We have similar comment with respect to the FBR opinion.

Ms. Elaine Wolff	Page 15
September 15, 2006
In response to the Staff’s comment, disclosure has been added on pages 64 and 76.
54.	On page 67, please disclose how much you or your affiliates have paid Stifel Nicolaus in the last two years.
In response to the Staff’s comment, the requested disclosure has been added on page 73.
Opinion of Financial Advisor to the Special Committee of CPA:14, page 67
Pro Forma Analysis, page 69
55.	Please discuss the results of this analysis.
In response to the Staff’s comment, the requested discussion has been added on page 76.
Accretion/Dilution Analysis, page 69
56.	Please disclose the results using the 100% stock scenario. Also, please define “adjusted” FFO and CAD with more specificity.
In response to the Staff’s comment, the requested disclosure has been added on pages 76.
Comparable Rate Analysis, page 71
57.	Please explain briefly the significance of having an implied capitalization rate in the upper part of the range of transactions considered.
In response to the Staff’s comment, the requested explanation has been added on page 78.
Conflicts of Interest, page 72
58.	We note from page 73 that your disclosure sets forth “certain” interests of CPA:12 and CPA:14 executives and directors and W.P. Carey and its affiliates that differ from the interest of CPA:12 and CPA:14 stockholders in general. Please confirm that all material interests—including the individual executives and directors who hold them—have been disclosed in this section.
     In response to the Staff’s comment, additional disclosure relating to the interest of CPA®:12’s advisor in the merger has been added on pages 21 and 80.

Ms. Elaine Wolff	Page 16
September 15, 2006
Common Management, page 73
59.	Please explain the basis for concluding that special committee members are in fact independent in light of your disclosure on page 31 that W.P. Carey may have substantial control over them.
     In response to the Staff’s comment, it is noted that although W. P. Carey may have substantial control over the combined company, as mentioned on page 32, it does not have control over the individual members of the special committee, each of whom is “independent” within the meaning of the Company’s bylaws and the rules of the NYSE.
Fees Payable to CPA:14’s Advisor..., page 75
60.	Please describe the advisor’s ongoing fee structure in more detail and quantify any known increases in benefits.
     In response to the Staff’s comment, a more detailed description of the advisor’s ongoing fee structure has been added on pages 84 and 85. Also, the language discussing increases in the aggregate asset management and subordinated performance fees has been added on page 84.
The Agreement for Sale and Purchase, page 83
61.	Please disclose the existence of any financing contingencies.
     In response to the Staff’s comment, it is noted that there are no financing contingencies and a statement to that effect has been added on page 92.
The CPA:12 Special Meeting, page 85
Record Date, Outstanding..., page 85
62.	Please disclose the number of outstanding shares. We have the same comment with respect to your disclosure regarding CPA:14 on page 88.
     In response to the Staff’s comment, the Company notes that the number of outstanding shares of CPA®:12 and CPA®:14 will be added to the Prospectus upon the determination of the record date.
Information About CPA:12, page 108
63.	Where relevant, please include a section covering transactions with affiliates, including jointly held property interests. Also, on page 144, please discuss joint property interests in more detail, including identification of the relevant affiliated owners.

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September 15, 2006
     A section covering transactions with affiliates for CPA®:12 has been added on page 124 of the Prospectus. Expanded disclosure has been added regarding the equity investments currently held by CPA®:12 and CPA®:14 on pages 124, 125, 156 and 157 of the Prospectus. In addition a table of combined company joint venture interests has been included on page 194, under the section entitled “The Combined Company,” which lists each joint venture investment, total assets and liabilities of each venture, and the related ownership interests of affiliates in each venture.
Information About CPA:12, page 110
64.	Reference is made to your presentation of annualized lease revenue on a combined basis. Since the revenues from your equality method investments are not included within the revenues in your consolidated financial statements, this non-GAAP financial measure cannot be reconciled. Tell us what consideration was given to presenting lease revenue generated by your equity method investments separately from your consolidated investments. Similarly advise us as it relates to this presentation for CPA:14.
     The presentation of annualized lease revenue has been revised and the combined lease revenue information has been deleted. The revised diversification tables present separately the annualized lease revenue of the equity investees of CPA®:12 as provided on pages 119-121 and CPA®:14 as provided on pages 149-151. The annualized lease revenue of the equity investees has been presented to assist the reader in assessing the degree of geographic, property and tenant diversification attributable to the lease revenues of the equity investees of CPA®:12 and CPA®:14. This presentation is intended to enhance the comparability of diversification data between the consolidated investments and equity investments.
Investment Strategies, page 112
65.	In your discussion of how you evaluate your tenants, please clarify what you mean by “credit potential” not yet recognized by the market.
In response to the Staff’s comment, the reference to credit potential has been deleted.
How Management Evaluates Results of Operations, page 120
66.	We note that you have included distributions in excess of equity income within operating activities here and in your MD&A liquidity discussion. Please advise us your basis for this presentation and how you have considered the Commission’s Release No. 33-8350 which states the discussion and analysis of liquidity should focus on material changes in operating, investing and financing cash flows as depicted in the statement of cash flows and the underlying reasons for those changes. Further, please explain how you determined all of the excess distributions represent your portion of operating activities rather than a return on your investment that should be discussed within your

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September 15, 2006
investing activities section. Similarly advise us as it relates to this presentation for CPA:14.
     In response to the Staff’s comments, each of CPA®:12 and CPA®:14 have revised their respective discussion of “How Management Evaluates Results of Operations” beginning on page 131 and 166 to address the requirements of SEC Release 33-8350. The revised disclosure clarifies that management of each company uses a measure of cash flows from operating activities and cash distributions from equity investees in excess of equity income as a supplemental measure of liquidity and not as its primary measure of liquidity. In addition, CPA®:12 and CPA®:14 have revised their respective disclosures relating to their respective discussion of “Uses of Cash During the Period” on pages 139-140 and 174-175 to address the requirements of SEC Release 33-8350.
     CPA®:12 and CPA®:14 also supplementally disclose to the Staff that cash flows from equity investments in excess of cumulative equity income of each investment, determined in accordance with generally accepted accounting principles, are classified as cash flows from investing activities on their statements of cash flows.
Information About CPA:14, page 135
Description of CPA:14’s Business..., page 135
Holding Period, page 139
67.	Please disclose the anticipated year that reinvestment will be terminated and the year that CPA:14’s IPO proceeds have been or are anticipated to be fully invested.
In response to the Staff’s comment, the requested disclosure has been added on pages 151 and 152.
CPA:14’s MD&A, page 149
Executive Overview, page 150
Current Developments and Trends, page 150
68.	Please quantify the lease inducement and discuss terms relevant to your rights to recoup this money.
     In response to the Staff’s comment, the requested disclosure has been added on pages 128, 129 and 163.
The Combined Company, page 170
69.	Please discuss, with respect to any relevant property, buyback or purchase options provisions.

Ms. Elaine Wolff	Page 19
September 15, 2006
     In response to the Staff’s comment, the Company notes that as of June 30, 2006, no single tenant representing 5% or more of the combined company’s pro forma revenue had a purchase option. A risk factor relating to purchase options has been provided on page 39.
Description of CPA:14 Shares, page 183
70.	Please revise to provide or cross reference to a description of provisions that may have the effect of preventing or delaying a takeover. Refer to Item 202(a)(5) of Regulation S-K.
     In response to the Staff’s comment, a cross reference to the risk factor describing the provisions that may have the effect of preventing or delaying a takeover has been added on page 202.
Financial Statements
Pro Forma Consolidated Balance Sheet Assuming No Participation in the Cash Option
Note 2, page F-5
Disposition of Properties by CPA:12 to W.P. Carey & Co. LLC
71.	To provide transparency on how the gain was derived, consider including a tabular presentation reconciling the consideration given with the adjustments made for the disposition of assets to W.P. Carey.
     In response to the Staff’s comment, the requested table has been added in Note 4 on pages F-6 and F-19.
Note 3, page F-5
72.	The pro forma financial statements should be limited to those adjustments directly attributable to the transaction. In this regard, advise us your basis for including adjustments for refinancing on CPA:14 properties that do not appear to be impacted by this transaction.
     In response to the Staff’s comment, the historical and pro forma financial statements have been revised through June 30, 2006 and as a result, the two refinancing transactions, which were completed after March 31, but prior to June 30, are included in the current historical results of CPA®:14. CPA®:14 supplementally discloses to the Staff that the inclusion of the two refinancing transactions in the pro forma results for March 31, is reasonable because the cash derived from those transactions is required to effect the acquisition of CPA®:12’s assets.

Ms. Elaine Wolff	Page 20
September 15, 2006
Note 4, page F-6
73.	We note that CPA: 14 owns a 41% interest and CPA: 12 owns a 15% interest in this joint venture. Please tell us if you intend to consolidate this venture when this transaction is completed and why.
     In response to the Staff’s comment, it is noted that upon completion of the merger, CPA®:14’s ownership interest in the joint venture that owns properties initially leased to Starmark Holdings LLC, will increase from 41% to 56%. Corporate Property Associates 15 Incorporated (“CPA®:15), an affiliate which owns the remaining 44% interest in the venture, will continue to consolidate the venture after completion of the merger. CPA®:15 is the sole owner of a wholly owned subsidiary that is the Manager of the joint venture which pursuant to the limited liability operating agreement of the venture, exercises control of day to day operations of this venture. In addition, the other members do not have participating rights, including “kick out rights.” The Company has evaluated the joint venture in accordance with FIN 46R and concluded that it is not a variable interest entity. The continued consolidation of the venture by CPA®:15 is consistent with the provisions of EITF 04-05.
Note 6, page F-6
74.	Consider including a calculation of the aggregate purchase price and the allocation of this purchase price in a tabular form that includes both the assets acquired and liabilities assumed.
     In response to the Staff’s comment, the tables in Note 6 to the pro forma balance sheets on pages F-7 and F-20 have been revised to reflect the allocations of purchase price to assets acquired and liabilities assumed. In addition, new tables have been added to Note 6 to reflect the calculation of the aggregate purchase price.
75.	Please disclose the specific intangible assets you have identified and the fair value associated with each major intangible asset class.
     In response to the Staff’s comment, the requested disclosures have been added in Note 6 on pages F-8 and F-21.
Pro Forma Consolidated Balance Sheet Assuming Full Participation in the Cash Option
Note 9, page F-17
76.	Disclose if you have a firm commitment to obtain financing assuming the cash option is selected.
     In response to the Staff’s comment, the requested disclosure has been added on page F-22.

Ms. Elaine Wolff	Page 21
September 15, 2006
Report of Independent Auditors, page F-25.
77.	Please explain to us how your auditors considered PCAOB Auditing Standard No. 1 in conjunction with their audit report contained in your Form S-4.
     In response to the Staff’s comment, it is noted that CPA®:14 concluded that CPA:14 Holdings Inc. is not an issuer (as defined in PCAOB Rule 1001) and did not require an audit in accordance with standards established by the Public Company Accounting Oversight Board (United States). Therefore, CPA:14 Holdings Inc. engaged its auditors to conduct an audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). As a result, CPA:14 Holdings Inc. auditor’s report did not reference standards established by the PCAOB. If the alternative merger is executed and CPA:14 Holdings Inc. is determined to be an issuer, the auditors have agreed to be engaged to conduct the audit in accordance with PCAOB standards, including PCAOB Auditing Standard No. 1.
Note 1 — Organization, page F-27
78.	If the alternate merger is consummated, advise us and expand your disclosures accordingly to clarify how the transaction will be accounted for and if applicable, which entity would be the accounting acquirer.
     In response to the Staff’s comment, it is noted that if the alternate merger is consummated, the acquisition of CPA®:14 by CPA:14 Holdings Inc. will be accounted for at historical cost as a transfer of assets under common control. Appropriate disclosure has been added in Note 1 to the CPA:14 Holdings Inc. balance sheet on page F-31.
79.	Please disclose that CPA:12 and CPA:14 will issue approximately 6,000 shares (as noted on page 81) to accredited investors so that they will continue to qualify as a REIT if the alternate merger is used.
In response to the Staff’s comment, the requested disclosure has been added to page F-31.
Appendix D
80.	Please remove from the second to last paragraph the limitation on reliance.
     In response to the Staff’s comment, the above referenced language has been removed from Appendix D.
Information Not Required in Prospectus
Exhibits
81.	We note the use of bracketed information in the tax opinions contained in Exhibits 8.1 and 8.2. From Section 7.5 of the merger agreement, it appears that receipt of favorable

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September 15, 2006
tax opinions may be waived as a condition to closing. In view of this, please tell us why it is appropriate to include contingent opinions with this registration statement.
     In response to the Staff’s comment, CPA®:14 and CPA®:12 hereby confirm that the conditions contained in Section 7.5 of the merger agreement that each party receive tax opinions from counsel regarding the tax treatment of the merger will not be waived without informing the shareholders, and that final forms of such opinions will be filed with the Securities and Exchange Commission. Disclosure to this effect has been added on pages 19 and 89-90. The forms of tax opinions include the bracketed information to show how the opinion will change if the alternate merger is consummated.
82.	Please omit the “sole use and benefit” language from the second to last paragraph of Exhibits 8.1 and 8.2 as inconsistent with an investor’s right to rely on these opinions.
     In response to the Staff’s comment, the above referenced language has been removed from Exhibits 8.1 and 8.2.
83.	With respect to the consent contained in Exhibit 23.7, please revise to eliminate language suggesting that CPA:12 shareholders may not rely on the fairness opinion. Also, we note that the consent is expressly limited to the current version of the registration statement. Please confirm that you will obtain updated consents with each new amendment.
     In response to the Staff’s comment, the fairness opinion provider has eliminated the referenced language as requested. The Company confirms that it will obtain an updated consent with each amendment to the Registration Statement on Form S-4.
Undertakings
84.	Please tell us why you have included undertaking (e). It does not appear that you have incorporated by reference.
In response to the Staff’s comment, undertaking (e) has been deleted.
Proxy Cards
85.	Please revise the language of the first proposal on each card to include what appears to be some missing information related to the primary merger plan.
     In response to the Staff’s comment, the language in question on each card has been revised to include the missing information.

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September 15, 2006
Sincerely,

/s/ Kathleen Werner
Kathleen Werner
Enclosures
cc: Douglas Barzelay
      Judith D. Fryer
      Thomas Wilkin